Contact

www.linkedin.com/in/collieralan
(LinkedIn)
www.endonovo.com (Company)
www.ipri.com (Company)

Top Skills

Bioscience
Business Analysis
Business Integration

Alan Collier

CEO at Endonovo Therapeutics, Inc. and SofPulse, Inc.
Los Angeles County, California, United States

Summary

Mr. Collier has over thirty years of experience in corporate finance, accounting and computer science.

Specialties: Strategic planning; corporate formation; mergers and acquisitions; business development; business plan compilation; reverse mergers; equity and debt structure and financing; augmentation of management; capital restructuring; joint ventures; and procurement of channel partners.

Experience

Sofpulse

Chief Executive Officer
January 2023 - Present (2 years 9 months)
Raleigh, North Carolina, United States

SofPulse, Inc. as a commercial developer and distributor in the medical device industry is in a unique position in the global healthcare market.

SofPulse, Inc. has an FDA Clearance and is clinically proven for treating post-operative pain and edema
without the use of harmful drugs! Moreover, we have ongoing clinical studies...

We are currently launching into the VA/DOD market and providing our Veterans stream-lined
logistics and supply management with our goal to make SofPulse® the standard care for postoperative
pain.

Additionally, Sofpulse has received a TFDA in Taiwan, a pre-Market approval, August 2023, and has a Sales and Strategic Partnership Agreement with Evermed Medical Enterprise Ltd., a leading medical device distributor in Taiwan, ROC (Republic of China) to distribute SofPulse® medical devices in Taiwan.

Endonovo Therapeutics, Inc.

CEO

September 2011 - Present (14 years 1 month)

Endonovo Therapeutics, Inc. (OTCQB: ENDV) is a biotechnology company developing non-invasive electromagnetic therapies designed to extend and enhance the human life by regenerating tissues and organs that have become injured or damaged by disease and age. Endonovo is developing therapies for various inflammatory, autoimmune and degenerative diseases using Time-Varying Electromagnetic Fields (TVEMF). The Company's business model includes the international licensing of its stem cell mobilization and expansion technologies and the development of non-invasive electromagnetic therapies.

IP Resources International, Inc.

Chief Executive Officer

September 2011 - Present (14 years 1 month)

Woodland Hills, CA

IP Resources International, Inc., a wholly owned subsidiary of Endonovo Therapeutics, Inc. (OTCQB: ENDV) acquires licenses to compelling technologies and products and commercializes them by forming joint ventures with international corporations and through sub-licensing on a territory-by-territory basis.

Technologies are commercialized in the United States and territories including Brazil, Russia, India, China and the European Union. IP Resources' goal is to maximize the value of patents by fully commercializing them internationally and shortening the time to market for innovative technologies and products.
IP Resources primarily targets market-ready technologies that have broad applications in international markets and have strong, defensible patents in healthcare, clean energy, internet and mobile devices.
Specialties

Licensing, Joint Ventures, Distribution, Marketing

Mid-Market Securities, LLC

Senior Managing Director

June 2010 - June 2013 (3 years 1 month)

Mid-Market Securities, LLC is a FINRA/SIPC registered broker dealer providing large firm expertise and domestic and international processing capabilities to Public and Private companies and their owners in the middle market and to emerging growth, project finance and start-up clients; across a

wide range of industries. Our services include Mergers & Acquisitions, Sales and Divestitures and Buy Side Advisory & Financing; Private Placements, Project Finance and Venture Capital Financing; Corporate Reorganization, Restructuring & Recapitalization; Joint Ventures, Strategic Relationships, Licensing and Royalty transactions; Valuation Analysis, Fairness Opinions and Expert Witness Testimony; and General Financial Advisory & Consulting Services; involving public and private companies, in the US and internationally; as well as Placement Agent Services for Alternative Investment Funds.

C2 Capital
5 years 11 months

Managing Member
August 2007 - June 2013 (5 years 11 months)

C2 Capital is a business consulting firm based in Westlake Village, CA. C2 Capital assist: 1) early-stage companies in their business development and strategic direction; and 2) micro and small cap public companies in enhancing their value.

Managing Director
May 2009 - June 2010 (1 year 2 months)

Corporate Capital Group, LLC
Vice President
September 2008 - May 2009 (9 months)

Corporate Capital Group (CCG) established in 1991, is a full service investment bank offering specialized corporate finance advisory services to high growth oriented middle market and select early-stage companies in both the public and the private space.

While the Firm does not confine its focus to any specific industries, CCG does have substantial experience in the areas of aerospace, defense, information technology, health care, entertainment, transportation, manufacturing, and distribution and has completed transactions representing more than $2 billion.

Education

Arizona State University
· (1984 - 1986)

California State University, Northridge